Robert M. Kurucza 202.346.4515 RKurucza@ goodwinprocter.com	Goodwin Procter LLP Counselors at Law 901 New York Avenue NW Washington, DC 20001 T: 202.346.4000 F: 202.346.4444

July 3, 2013

Ms. Kimberly Browning

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Meridian Fund, Inc.
Preliminary Proxy Statement
SEC File Nos. 2-90949 and 811-04014

Dear Ms. Browning:

We are writing to respond to the comments provided to us telephonically on June 27, 2013, which were discussed further with the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a telephone conversation on June 28, 2013, in connection with the above-referenced preliminary proxy statement (the “Preliminary Proxy Statement”) filed pursuant to Section 14(a) of the Securities Exchange Act of 1934. Meridian Fund, Inc. (the “Corporation”) filed the Preliminary Proxy Statement with the Commission on June 20, 2013. For your convenience, we reproduced your comments below, followed by our responses. Capitalized terms used herein that are not otherwise defined have the same meaning given to them in the Preliminary Proxy Statement.

SEC Staff Disclosure Comments

Comment 1:

In the Question & Answer section (the “Q&A section”), under “Q. What are the Proposals?”, please consider providing further information regarding the proposals relating to the fundamental investment restrictions in Proposals 2 – 5.

Response 1:

While the Corporation appreciates the Staff’s comment, in light of the purpose of the Q&A section to provide a brief identification/overview of the Proposals as a preview to the more complete discussion that follows, the Corporation respectfully declines to include the requested additional information under this Q&A. However, additional disclosure has been added indicating that Proposals 2 – 5 have various potential investment implications for the Funds, which are described in detail in the definitive proxy statement.

Comment 2:

In comparing the Proposed Management Agreement to the Current Management Agreement in the Q&A section and under “Proposal 1 – Approval of Proposed Management Agreement” (“Proposal 1”), if accurate, please indicate that the Proposed Management Agreement does not contain any material differences from the Current Management Agreement. Please also indicate whether the management services to be provided by Arrowpoint under the Proposed Management Agreement are the same as those that the Current Adviser provides under the Current Management Agreement. In addition, please include in Proposal 1 the contractual fee rates payable under the Proposed Management Agreement.

Response 2:

The Corporation has made the requested changes in the definitive proxy statement.

Comment 3:

In the Q&A section under “Q. Why am I being asked to approve changes to the Funds’ fundamental investment restrictions?”, please include appropriate summary disclosure regarding the risks associated with amending, eliminating and/or making non-fundamental these fundamental investment restrictions.

Response 3:

The Corporation has included appropriate summary disclosure in the definitive proxy statement.

Comment 4:

In the Q&A section, please consider adding a new Q&A describing a shareholder’s ability to revoke a previously submitted proxy.

Response 4:

The Corporation has made the requested changes in the definitive proxy statement. The new Q&A is consistent with the disclosure in the Preliminary Proxy Statement under “Proxy Voting and Shareholder Meeting Information – Revocation of Proxies.”

Comment 5:

In the discussion of Section 15(f) under Proposal 1, please include disclosure that the Board found that the Closing will not result in an “unfair burden” on the Funds.

Response 5:

The Corporation does not believe that the Board is required to make an affirmative finding in this regard. As discussed in the Preliminary Proxy Statement, Section 15(f) provides a non-exclusive “safe harbor” for an investment adviser or any affiliated persons to receive any amount or benefit in connection with a change in control of the investment adviser as long as certain conditions are met. In approving the Proposed Management Agreement, the Board considered Arrowpoint’s commitment to refrain from imposing or seeking to impose, for a period of not less than two years after the Closing, any “unfair burden” (within the meaning of
Section 15(f)). This disclosure was included under “Proposal 1 – Board Consideration of Proposed Management Agreement for Each Fund.” The Corporation has included additional disclosure regarding the Board’s consideration of this factor under
“Proposal 1 – Section 15(f)” in the definitive proxy statement.

Comment 6:

In the instances where the Preliminary Proxy Statement referred to applicable law, regulations and/or other regulatory pronouncements, please provide a further explanation of such laws, regulations and/or other pronouncements.

Response 6:

The Corporation has made the requested changes in the definitive proxy statement.

Comment 7:

Under “Proposal 2 – Amendment of each Fund’s Fundamental Investment Restrictions with respect to Issuer Diversification Requirements” (“Proposal 2”), please include additional disclosure regarding the risks associated with investing in securities of a single issuer.

Response 7:

The Corporation has made the requested changes in the definitive proxy statement.

Comment 8:

In the second to last paragraph of Proposal 2, please consider providing additional information regarding the disclosure that the changes “are not expected to have a significant impact on the Funds’ investment practices or management.”

Response 8:

While the Corporation appreciates the Staff’s comment, it believes that the disclosure, taken as a whole and with certain of the changes made in response to other comments, is an accurate and complete description of the impact of the proposed changes on the Funds’ expected investment practices.

Comment 9:

Under “Proposal 3 - Amendment of each Fund’s Fundamental Investment Restriction with respect to Entering into Repurchase Agreements and Making Loans”, please describe in further detail the amount of lending activity that the Funds could engage in under the 1940 Act and applicable regulatory pronouncements and describe the risks associated with increased lending activity.

Response 9:

The Corporation has made the requested changes in the definitive proxy statement.

Comment 10:

Under “Proposal 4 – Amendment of each Fund’s Fundamental Investment Restriction with respect to Short Sales of Securities”, please include additional disclosure regarding the risks associated with short selling activities and describe the Fund’s obligations, under applicable Commission pronouncements (including “Securities Trading Practices of Registered Investment Companies”,
IC-Rel. No. 10666 (Apr. 18, 1979)), that the Funds would be subject to if they were to commence engaging in short selling activities.

Response 10:

The Corporation has made the requested changes in the definitive proxy statement.

Comment 11:

Under “Proposal 5 - Elimination of each Fund’s Fundamental Investment Restriction with respect to Purchasing and Writing Put and Call Options”, please include additional disclosure regarding the risks associated with purchasing and writing put and call options.

Response 11:

The Corporation has made the requested changes in the definitive proxy statement.

Comment 12:

Under “Proxy Voting and Shareholder Meeting Information”, please consider revising the disclosure relating to the treatment of broker non-votes in this context.

Response 12:

The Corporation has made the requested changes in the definitive proxy statement.

SEC Staff Information Requests

Request 1:

Please confirm that the approval of the Proposed Management Agreement is the only material condition to the Closing.

Response 1:

Based on information provided by Arrowpoint and the Current Adviser, the Corporation confirms that the only material condition to the Closing is the approval of the Proposed Management Agreement.

Request 2:

In the description of the Transaction in the Q&A section and under Proposal 1, Arrowpoint AIM LLC, a wholly-owned subsidiary of Arrowpoint, is listed as the purchaser of the Current Adviser’s assets under the Asset Purchase Agreement. Please confirm that the investment management arrangements with the Funds will transfer directly from the Current Adviser to Arrowpoint, subject to Board and shareholder approval, as a result of the Transaction.

Response 2:

Based on information provided by Arrowpoint and the Current Adviser, the Corporation confirms that, as part of the Transaction, the investment management arrangements will transfer directly from the Current Adviser to Arrowpoint if approved by the shareholders of the Funds.

Request 3:

Please indicate whether the voluntary expense reimbursements applicable to Meridian Equity Income Fund discussed under “Proposal 1 – Board Consideration of Proposed Management Agreement for Each Fund” will continue after the Closing. Please also confirm that Arrowpoint will not have the ability to recoup any fees that had been waived by the Current Adviser prior to the Closing.

Response 3:

By its terms, and as disclosed in the Corporation’s registration statement, the voluntary expense reimbursement arrangement may be terminated by either the Fund or the Current Adviser at any time. If the Closing occurs, the voluntary expense reimbursement arrangements would be maintained, but, as is currently the case, could be changed or terminated at any time by Arrowpoint given that this is a voluntary commitment. Arrowpoint has represented to the Corporation that, if the Closing occurs, it will forego any rights that it may have to recoup fees waived by the Current Adviser prior to the Closing.

Request 4:

Please provide the Staff with a copy of the Asset Purchase Agreement, including the price that Arrowpoint AIM LLC would pay to the Current Adviser under the Asset Purchase Agreement.

Response 4:

After discussing this request with Arrowpoint and the Current Adviser, the parties to the Asset Purchase Agreement, such parties respectfully decline to provide the Staff with the Asset Purchase Agreement or the purchase price thereunder.

*****

The Corporation accepts responsibility for the adequacy and accuracy of the disclosure in the definitive proxy statement that is the subject of this letter. The Corporation acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing. The Corporation further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that these responses adequately address the Staff’s concerns. Should you have any further questions or comments, please do not hesitate to contact me at (202) 346-4515.

*****

Sincerely,

/s/ Robert M. Kurucza
Robert M. Kurucza

cc:	Gregg B. Keeling
Paul J. Delligatti

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